Exhibit 99.3

F O R    I M M E D I A T E    R E L E A S E

 130 Adelaide Street West, Suite 2200

 Toronto, Ontario M5H 3P5

 Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Declares Semi-Annual Dividend

Toronto, Ontario (April 1, 2013) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce that as part of the Company’s long-term strategy to maximize shareholder value, the Company’s Board of Directors has declared a semi-annual dividend of $0.10 per common share. The dividend is payable on April 30, 2013 to shareholders of record as of the close of business on April 15, 2013. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has approximately $480 million in cash and equity investments, is debt-free, and unhedged to the price of gold. As of March 14, 2013, Alamos had 127,455,786 common shares outstanding (132,326,086 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman Vice President, Investor Relations (416) 368-9932 x 401	Scott K. Parsons Manager, Investor Relations (416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.